UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On October 1, 2019, Global Ship Lease, Inc. (the “Company”) closed its previously announced fully underwritten public offering (the “Offering”) of 7,613,788 Class A common shares, par value $0.01 per share (the “Shares”), including 993,102 Shares that were issued pursuant to the underwriter’s option to purchase additional shares. B. Riley FBR, Inc. acted as sole book-running manager in the Offering.
Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated September 26, 2019, between the Company and B. Riley FBR, Inc.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on September 24, 2019, announcing the launch of the Offering.
Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release issued by the Company on September 26, 2019, announcing the pricing and upsizing of the Offering.
Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release issued by the Company on October 1, 2019, announcing the closing of the Offering and the exercise of the underwriter’s option to purchase additional Shares.
Attached to this Report on Form 6-K as Exhibit 99.4 is a copy of the Registration Rights Agreement, dated October 1, 2019, among the Company, B. Riley Financial, Inc. and BRC Partners Opportunity Fund, LP, entered into in connection with the Offering.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission with an effective date of May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: October 3, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer